Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

 Exercise of Warrants and Issue of Equity and Total Voting Rights

London, New York, 2 June 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (the “Company” or “Tiziana”), a US and UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces that it has allotted and issued 1,498,685 ordinary shares of 3 pence each (“New Ordinary Shares”) credited as fully paid in respect of the exercise of 1,498,685 warrants at a price of 39 pence and 50 pence per share, yielding £710,843 in cash proceeds for the Company.

Application has been made for the 1,498,685 New Ordinary Shares to be admitted to trading on AIM (“Admission”), and dealings are expected to commence on or around 5 June 2020. The New Ordinary Shares will rank pari passu with the Company’s existing Ordinary Shares.

ATM Issues during May 2020

During the calendar month of May, the Company issued a total of 1,743,445 ordinary shares under the Company’s ATM sales agreement announced on 15 April 2020 to meet sales of a total of 348,689 ADSs under the ATM sales agreement, totaling gross proceeds of $1,985,004. Those ordinary shares were admitted to trading on AIM under the Company’s “US ADS ATM Placing Scheme” block listing.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the New Ordinary Shares to be issued in connection with the exercise of the warrants, the total number of Ordinary Shares in issue will be 164,009,013. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 164,009,013 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7493 2379

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0883

Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173